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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                           SUSSER HOLDINGS CORPORATION

                                (Name of Issuer)
         COMMON STOCK,
  PAR VALUE $0.01 PER SHARE                                         869233 10 6
------------------------------                                    --------------
(Title of class of securities)                                    (CUSIP number)

                                  SAM L. SUSSER
                             4433 BALDWIN BOULEVARD
                            CORPUS CHRISTI, TX 78408
                                 (361) 884-2463
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 24, 2006
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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


-------------------------                                    -------------------
CUSIP No. 869233 10 6                13D                           Page 2
-------------------------                                    -------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Sam L. Susser
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        OO

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Citizen of the United States

-------------- ---------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     2,270,630
        SHARES
                     -------- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                     -------- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                2,270,630
      REPORTING
                     -------- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  2,270,630

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   13.5%

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------------------------------------------------------------------------------------


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



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Item 1.       Security and Issuer.
              --------------------

                  The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Susser Holdings Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4433 Baldwin Boulevard, Corpus Christi, Texas 78408.

Item 2.       Identity and Background.
              ------------------------

                  (a) This statement is filed by Sam L. Susser (the "Reporting Person"). Certain shares of Common Stock reported herein by the Reporting Person are held of record by the Susser Family Grantor Retained Annuity Trust No. 3 (the "Trust") of which Mr. Susser is the sole trustee.

                  (b) The business address of the Reporting Person is 4433 Baldwin Boulevard, Corpus Christi, Texas 78408.

                  (c) Sam L. Susser is the President and Chief Executive Officer of the Issuer. The principal business activity of Sam L. Susser is managing the Issuer. The Trust is a privately held family personal investment trust of which Sam L. Susser is the trustee and sole beneficiary until September 28, 2009.

                  (d) During the last five years neither Sam L. Susser nor the Trust has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Sam L. Susser nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Sam L. Susser is a United States citizen. The Trust is a trust formed under the laws of the State of Texas.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

                  Prior to December 21, 2005, Sam L. Susser owned 145,473 common units and 19,572.14 series C preferred units of Susser Holdings, L.L.C., a Delaware limited liability company ("Susser Holdings") and the Trust owned 1,038,278.24 common units of Susser Holdings. In connection with that certain merger agreement dated December 21, 2005, by and among Susser Holdings, Stripes Holdings LLC ("Stripes Holdings") and Stripes Acquisition LLC, Sam L. Susser and the Trust exchanged their respective units of Susser Holdings for 360,199 class B units and 3,000,000 class A units of Stripes Holdings LLC, respectively.

                  Immediately prior to the Issuer's initial public offering of its Common Stock, Stripes Holdings entered into a plan of merger where by, each holder of class A units received 0.718339 shares of Common Stock for each class A unit held by them, and each holder of class B units received 0.130104 shares of restricted Common Stock for each class B unit held by them. In connection with these corporate formation transactions, Sam L. Susser received 46,863 shares of Common Stock and the Trust received 2,155,017 shares of Common Stock. Sam L. Susser has sole voting and dispositive power with respect to the shares of Common Stock held by the Trust.

                  On October 24, 2006, the Issuer completed its initial public offering and the Issuer's Common Stock was registered under Section 12(g) of the Act concurrently therewith. In connection with the initial public offering, the Trust purchased 68,750 shares of Common Stock through the Issuer's reserved share program.

Item 4.       Purpose of Transaction.
              -----------------------

                  The shares of Common Stock received by the Reporting Person described in Item 3 of this Schedule 13D were acquired as a result of the merger of Stripes Holdings and a subsidiary of the Issuer. Mr. Susser is a board of directors member and the President and Chief Executive Officer of the Issuer and, through the relationships described in Item 5 hereof, is deemed to beneficially own approximately 13.5% of the Common Stock.

                  Except as otherwise set forth in this Item 4 or in Item 6, the Reporting Person does not, as of the date hereof, have any plans or proposals which relate to or would result in the following (although the Reporting Person reserves the right to develop such plans):

                  (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, except that the Reporting Person intends to elect an additional individual to the board of directors in order to comply with certain independence requirements to which the Issuer's board of directors is subject;

                  (v) any material change in the present capitalization or dividend policy of the Issuer;

                  (vi) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment issuer, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

                  (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



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



                  (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (x) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of Sam L. Susser to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. As of October 24, 2006, Sam L. Susser beneficially owned 2,270,630 shares of Common Stock, representing approximately 13.5% of the outstanding Common Stock (the outstanding Common Stock, 16,824,162 shares, being based on the number of shares outstanding as of October 24, 2006 immediately following the initial public offering of Common Stock of the Issuer). Of the total shares of Common Stock beneficially owned by Sam L. Susser, (i) 46,863 shares are subject to vesting and forfeiture restrictions, (ii) 46,863 shares are held of record by Sam L. Susser and (iii) 2,223,767 shares are held of record by the Trust.

                  (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) During the past sixty days, the Reporting Person effected the following transactions in the Common Stock:

                           Date of      Amount of    Price per            Where and
                         Transaction    Securities     Share             How Effected
                         -----------    ----------     -----             ------------
Sam L. Susser            October 24,      46,863        N/A*     conversion in connection with the
                             2006                                corporation formation transactions

Susser Family Grantor    October 24,    2,223,767       N/A*     conversion in connection with the
Retained Annuity Trust       2006                                corporation formation transactions
No. 3

Susser Family Grantor    October 24,      68,750       $16.50    purchased through the Issuer's
Retained Annuity Trust       2006                                reserved share program in
No. 3                                                            connection with the Issuer's
                                                                 initial public offering

                          -----------------------------
                          * These shares of Common Stock were issued in exchange for previously outstanding class A units and class B units of Stripes Holdings.


                  (d) Not applicable.

                  (e) Not applicable.



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



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
              -------------------------------------------------------------

                  Sam L. Susser has entered into an agreement, dated as of October 18, 2006 (the "Lock Up Agreement"), with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc. where by Sam L. Susser agreed that during a period of 365 days from October 18, 2006, he will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by him or with respect to which the has or hereafter acquires the power of disposition, or request that the Issuer file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, however, that the foregoing restrictions will not apply to transfers of such securities (A) as a bona fide gift, provided that each donee thereof agrees to be bound in writing by the restrictions set forth in the Lock Up Agreement, or (B) to any trust or other entity formed for the direct or indirect benefit of Sam L. Susser or his immediate family, provided that the trustee of the trust or authorized representative of such other entity, as applicable, agrees to be bound in writing by the restrictions set forth in the Lock UP Agreement.

                  The description contained in this Item 6 of the Lock Up Agreement is qualified in its entirety by reference to the full text of the Lock Up agreement which is incorporated by reference here in and filed as Exhibit
99.1 hereto.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 99.1 - Agreement, dated as of October 18, 2006 by and among Sam L. Susser, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc.




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



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     SAM L. SUSSER

                                                     By:  /s/ Sam L. Susser
                                                         -----------------------
                                                            Name: Sam L. Susser




Date:    November 2, 2006





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



                                  EXHIBIT INDEX
Exhibit No.
-----------

Exhibit 99.1 Agreement, dated as of October 18, 2006 by and among Sam L. Susser, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc.





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